# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RENTOKIL INITIAL PLC, CIK 0000930157
CUSIP: 760125104
Title of class of securities: Ordinary shares of 0.01 British pounds each
Address of issuer's principal executive offices: COMPASS HOUSE, MANOR ROYAL,, CRAWLEY, WEST SUSSEX, United Kingdom (X0), RH10 9PY
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-018112
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 53,934,471; shared voting power 57,669,270; sole dispositive power 53,934,471; shared dispositive power 57,669,270; aggregate amount beneficially owned 111,603,741 (4.42% of the class)
  Comment: There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 760125104 has been assigned to the American Depositary Shares of the Issuer, each American Depositary Share representing five (5) Ordinary Shares, which are quoted on the New York Stock Exchange under the symbol "RTO".
  
  The percentage presented herein is calculated based on 2,526,039,885 shares of Common Stock outstanding. This calculation is derived from information provided in Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2025.

## Item 1. Issuer
Name of issuer: RENTOKIL INITIAL PLC
Address of issuer's principal executive offices: COMPASS HOUSE, MANOR ROYAL, CRAWLEY, WEST SUSSEX RH10 9PY, United Kingdom

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: GIC Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
111,603,741 (1), (2)

(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 53,934,471 securities beneficially owned by it. GIC shares power to vote and dispose of 28,593,035 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2) GIC disclaims membership in a group.
Percent of class:
4.42% (3)

The percentage presented herein is calculated based on 2,526,039,885 shares of Common Stock outstanding. This calculation is derived from information provided in Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2025.
Sole power to vote or to direct the vote: 53,934,471 (1), (2)
Shared power to vote or to direct the vote: 57,669,270 (1), (2)
Sole power to dispose or to direct the disposition: 53,934,471 (1), (2)
Shared power to dispose or to direct the disposition: 57,669,270 (1), (2)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GIC Private Limited: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (02/02/2026)
- GIC Private Limited: /s/ Wee Linrong, Wee Linrong, Senior Vice President (02/02/2026)